May 8, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Clean Earth Acquisitions Corp.
Preliminary Proxy Statement on Schedule 14A Filed April 26, 2023
File No. 001-41306

Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 8, 2023, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed via EDGAR on April 26, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A filed April 26, 2023

Risk Factors

We may not be able to complete an initial Business Combination if it becomes subject to review or approval by regulatory authorities, page 20

1.	Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. In this regard, we note the disclosure in the PREM14A filed for your initial business combination with Alternus Energy Group Plc that Clean Earth Acquisitions Sponsor LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person given that David Saab, a managing member of the Company’s sponsor, is a citizen of France. In addition, address how this fact could impact your ability to complete your initial business combination. Also revise to disclose that the pool of potential targets with which you could complete an initial business combination may be limited as a result of the risk that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as CFIUS.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 21 of Amendment No. 1 to address the Staff’s comment by adding the below risk factor.

We may be deemed a “foreign person” under the regulations relating to CFIUS, and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

Our Sponsor, Clean Earth Sponsor Acquisitions LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person, given that David Saab, a managing member of the Sponsor, is a citizen of France. If CFIUS were to consider us to be a “foreign person” and believe that the business of an initial Business Combination target may affect national security, we could be subject to foreign ownership restrictions and/or CFIUS review. If a potential Business Combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate an initial Business Combination. In addition, if a potential initial Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with an initial Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial Business Combination.

May 8, 2023 Page 2

If we are determined to be a “foreign person” and subject to CFIUS review, CFIUS may decide to block or delay a potential initial Business Combination, impose conditions to mitigate national security concerns with respect to a potential initial Business Combination, order us to divest all or a portion of a U.S. business of the potential combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any potential foreign ownership by the Sponsor.

As a result, the pool of potential targets with which we could complete an initial Business Combination may be limited due to such regulatory restrictions. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.10 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a potential initial Business Combination and the chance of realizing future gains on your investment through any price appreciation in the combined company.

General

2.	We note your disclosure in the meeting notice and on page 1 that your IPO prospectus and existing charter provide that you have until May 28, 2023 (the "Termination Date") to complete a business combination, and that pursuant to the IPO prospectus, if you are unable to complete your Business Combination by the Termination Date, you may elect to extend the time to consummate your business combination once, by three months, for a total of 18 months, by depositing $0.10 per share, into the Trust Account. However, we note that Section 9.2(d) of your Second Amended and Restated Certificate of Incorporation references 18 months from the closing of the IPO (i.e., August 28, 2023) to complete your initial business combination. Please revise your disclosure to reconcile this inconsistency. Please ensure that your revised disclosure clarifies the current date by which you must consummate your initial business combination, and how your Charter Amendment Proposal and Trust Amendment Proposal amend such date.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the meeting notice, cover page and pages 3, 8, and 27 of Amendment No. 1 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Aaron T. Ratner, Chief Executive Officer, Clean Earth Acquisitions Corp.